POULTON & YORDAN

ATTORNEYS AT LAW

324 SOUTH 400 WEST, SUITE 250

SALT LAKE CITY, UTAH 84101

Richard T. Ludlow	Telephone: (801) 355-1341
Fax: (801) 355-2990
Email: post@poulton-yordan.com

October 15, 2007

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bekem Metals, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed April 2, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007

Filed August 14, 2007

File No.: 0-50218
Supplemental Response dated May 22, 2007

Dear Mr. Wojciechowski:

At the request of the management of Bekem Metals, Inc., (the “Company” or “Bekem”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated September 6, 2007. Following are the responses to your comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis, page 22

Results of Operations, page 23

1.

Given the significance of the fluctuation in ‘Other income (expense)’ as presented within the subtotal ‘Net Other Expense’ on the face of the statement of operations, expand your discussion to explain what is included within this line item, and what factors led to the significant fluctuation from period to period.

Upon review of this comment and comment 2 below, the Company reconsidered its treatment of “Other income (expense)” and “Revenue” and determined that certain adjustments to the income statement are necessary. More specifically, during 2006 the Company, through its subsidiary KKM, provided locomotive railroad services to a copper mining company located in the Badamsha region where the Kempirsai deposit is located. The expenses incurred by KKM were charged to the copper mining company as reimbursement and recorded as “revenue”, when

Mr. Mark Wojciechowski

October 15, 2007

it should have been recorded as “Other income (expense)”. The total value of the services provided was $52,948.

The Company has further concluded that “Revenue” should be reduced by $52,948 and “Other income (expense)” should be credited the same amount to reflect proper classification of revenue and expenses related to the operating and non-operating activity.

Following please find the proposed revised Consolidated Statement of Operations for the years ended December 31, 2006 and 2005 reflecting the changes discussed above.

Mr. Mark Wojciechowski

October 15, 2007

BEKEM METALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2006	2005
Revenue	$ 52,356	$ 148,549

Operating Expenses
Cost of product sold	58,980	74,205
General and administrative expenses	3,136,715	1,018,633
Research and development costs	389,507	131,562
Exploratory costs	1,118,115	623,446
Accretion expense on asset retirement obligations	72,865	60,632
Depreciation expense	108,125	48,233
Grant compensation expense	77,735	-

Total Operating Expenses	4,962,042	1,956,711

Loss From Operations	(4,909,686)	(1,808,162)

Other Income (Expense)
Interest expense	(1,382,972)	(293,451)
Translation adjustment	(32,571)	38,190
Exchange loss	(174,278)	(64,192)
Other income (expense)	(54,696)	16,790

Net Other Expense	(1,644,517)	(302,663)

Net Loss Before Minority Interest and Taxes	(6,554,203)	(2,110,825)
Deferred tax benefit	1,966,261	888,145
Loss in minority interest	-	19,426

Net Loss	$ (4,587,942)	$ (1,203,254)

Basic Loss per Common Share	$ (0.04)	$ (0.02)
Weighted-Average Shares used in
Basic Loss per Common Share	111,266,970	48,645,053

Mr. Mark Wojciechowski

October 15, 2007

The Company proposes to add the following disclosure to the “Results of Operations” section of the “Management’s Discussion and Analysis” to explain what is included in the line item “Other income (expense)” and what factors led to the significant fluctuation from period to period.

Other income (expense)

During 2006 we realized other expense of $54,696, compared to other income of $16,790 during 2005. During the twelve months ended December 31, 2006, we realized interest on deposits of $47,227. By comparison during the twelve months ended December 31, 2005 we earned no interest on deposits. Interest on deposits increased in 2006 because during 2006 we raised approximately $28,000,000 in a private placement, which resulted in our having significantly more funds on deposit during 2006 than 2005. During 2006, we also realized $38,110 in interest earned from financing resulting from the prepayment to the Mining Bureau of Kazakhstan of $2,070,000 under the loan agreement for the period ended December 31, 2006, which bears interest at a rate of 6% per annum. The Company did not realize corresponding interest during 2005. During 2006 the Company also realized losses from the write off and disposal of inventory and from the disposal and impairment of property, plant and equipment in the amounts of $83,476 and $58,928, respectively. These losses from disposal of inventory and property, plant and equipment are substantially related to the write off and disposal of obsolete assets discovered during asset observations performed at the end of 2006. During 2005, we realized $2,700 in losses from the write off of property, plant and equipment. As the losses resulting from the write off of inventory, property, plant and equipment more than offset the interest income we realized during 2006, we realized other expense of $54,696. By comparison, during 2005 we realized other income of $16,790 as a result of income earned from sale of scrap metal and service rendering in excess of losses from the write off of property, plant and equipment.

Revenue, page 23

2.

You explain that for the 12 months ended December 31, 2006 you earned revenue primarily from the sale of brown coal and by providing “various services with existing machinery and equipment.” Please expand your disclosure to explain what type of activities you are referring to regarding “various services with existing machinery and equipment.”

See the Company’s response to comment 1 above.

Mr. Mark Wojciechowski

October 15, 2007

Critical Accounting Policies, page 30

3.

We note that your presentation under this heading is similar to your disclosure under Note 1. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72) for information regarding the disclosures surrounding accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment involved. Please note that the Commission’s guidance encourages companies to consider enhanced discussion and analysis of these critical accounting estimates and assumptions that:

•	Supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and
•	Provides greater insight into the quality and variability of information regarding financial condition and operating performance.

Please review your discussion taking such guidance into consideration and revise your disclosure accordingly.

We propose to revise our disclosure of critical accounting polices as follows:

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses and revenues, to the extent we generated revenue during the periods presented. Actual results could differ from these estimates. Our significant accounting policies require us to make difficult, subjective or complex judgments or estimates. We consider an accounting estimate to be critical if (1) the accounting estimate requires us to make assumption about matters that were highly uncertain at the time the accounting estimate was made and (2) changes in the estimates that are reasonably likely to occur from period to period, or use different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

There are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. Management has discussed the development of

Mr. Mark Wojciechowski

October 15, 2007

these critical accounting estimates with our board of directors and they have reviewed the foregoing disclosure.

Use of Estimates – In connection with the preparation of our financial statements, we are required to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. One of the significant areas requiring the use of management estimates and assumptions relates to environmental reclamation and closure obligations. Under our licenses with the Republic of Kazakhstan, following completion of exploration and mining activities we are required to reclaim our licensed territories. To prepare our financial statements in accordance with accounting principles generally accepted in the United States of America we are required to account for this obligation. The determination of the amount of the mine retirement and environmental reclamation obligation the Republic of Kazakhstan will impose upon us, however, has not yet been determined. The determination of the mine retirement and environmental reclamation obligation is based, in significant part, on the size of each deposit. Because we are still exploring our Gornostai property and do not yet know the full extent of the Gornostai deposit, the mine retirement and environmental reclamation obligation has not yet been set by the Republic of Kazakhstan. While we base our estimate of this obligation on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from our estimate.

Income Taxes – While we are a Utah corporation, our primary operations are in the Republic of Kazakhstan. The Republic of Kazakhstan was formed in 1991 following the break-up of the former Soviet Union. At the time the Republic of Kazakhstan was formed, it adopted a new tax code. The tax code and the application of tax laws in the Republic of Kazakhstan are still developing and may not be uniformly applied in all instances.

Depreciation, Depletion and Amortization – We capitalize the costs we incur in developing new properties as they are incurred, where it has been determined that the property can be economically developed based on the existence of proven and probable reserves. At our surface mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. All such costs are amortized using the units-of-production (“UOP”) method over the estimated life of the ore body based on recoverable minerals to be mined from proven and probable reserves. The calculation of the UOP rate of amortization, and therefore the annual amortization charge to operations, could be materially impacted to the extent that actual production in the future is different from current forecasts of production. We do not have current reserve reports on our properties. Rather, the data we use to help form the basis of our estimates of future production is data that was gathered during the Soviet era. We were not involved in the gathering of the data or the preparation of the reports. Should the data prove to be inaccurate, our estimates of future production and UOP could be materially impacted.

Mr. Mark Wojciechowski

October 15, 2007

Controls and Procedures, page 33

4.

You disclose your officers concluded that your “...disclosure controls and procedures are effective to ensure that information required to be disclosed by it in this report is accumulated and communicated to management, including the Certifying Officers as appropriate, to allow timely decisions regarding required disclosure.” Item 307 of Regulation S-B requires you to disclose your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are “...designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Your officers’ conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officers’ conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the Quarterly Period Ended June 30, 2007.

The Company proposes to amend Item 8A. Controls and Procedures of its Annual Report on Form 10-KSB as follows:

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosures. Because of inherent limitations, our disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of such disclosure controls and procedures are met.

As of the end of the period covered by this Report we conducted an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our

Mr. Mark Wojciechowski

October 15, 2007

disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2006.

The Company proposes to amend Item 4. Controls and Procedures of its Form 10-Q for the Quarterly Period Ended June 30, 2007 as follows:

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosures. Because of inherent limitations, our disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of such disclosure controls and procedures are met.

As of the end of the period covered by this Report we conducted an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2007.

Consolidated Statements of Operations, page F-4

5.

We note your presentation of ‘Grant Compensation Expense’ within the subtotal of ‘Net Other Expense.’ Please tell us why you believe it is appropriate to present such costs within other activities, as opposed to within ‘Operating Expenses.’

We agree that the grant compensation expense should be included in “Operating Expenses” instead of in “Net Other Expense.” Please, see the revised Consolidated Statements of Operations for the year ended December 31, 2006 in response to comment 1 above and please see below for the revised Consolidated Statements of Operations and for the three month and six month periods ended June 30, 2007 and 2006 reflecting these changes.

Mr. Mark Wojciechowski

October 15, 2007

BEKEM METALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the three month ended		For the six month ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenue	$ 36,655	$ -	$ 36,655	$ 52,356

Operating Expenses
Cost of product sold	34,800	36,461	34,800	65,871
General and administrative expenses	1,437,371	564,550	2,693,233	922,088
Research and development costs	-	93,402	-	386,411
Exploratory costs	561,608	57,336	1,395,804	118,265
Accretion expense on asset retirement obligations	20,458	18,599	40,369	36,143
Depreciation expense	40,115	17,570	66,781	35,728
Grant compensation expense	(2,427)	-	187,052	-

Total Operating Expenses	2,091,925	787,918	4,418,039	1,564,506

Loss From Operations	(2,055,270)	(787,918)	(4,381,384)	(1,512,150)

Other Income (Expense)
Interest expense	-	(300,314)	(1,018)	(365,212)
Translation adjustment	(55,663)	(81,748)	(139,387)	(125,210)
Exchange loss	211,846	650,093	691,978	890,148
Other income (expense)	20,584	(30,879)	214,218	(54,540)

Net Other Expense	176,767	237,152	765,791	345,186

Net Loss Before Minority Interest and Taxes	(1,878,503)	(550,766)	(3,615,593)	(1,166,964)
Deferred tax benefit	572,196	-	1,087,507	-

Net Loss	$ (1,306,307)	$ (550,766)	$ (2,528,086)	$ (1,166,964)

Basic Loss per Common Share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)
Weighted-Average Shares used in
Basic Loss per Common Share	115,517,459	10,088,888	115,517,459	10,088,888

Mr. Mark Wojciechowski

October 15, 2007

Note 1 Basis of Presentation, Nature of Business, and Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

6.

Please provide us a diagram that clearly shows the ownership and formation of Bekem Metals, Inc. Such diagram should be supplemented with clear verbal discussion of the transaction that occurred resulting in formation and current structure of Bekem Metals, Inc. Within such discussion, include significant details regarding the ownership of entities involved in the transaction, and the method of accounting applied to each transaction.

1) Brief History and Brief Summary of Business Acquisitions

This response is divided into four sections. The first is a synopsis of the transactions and acquisitions that eventually created Bekem Metals, Inc. (“Bekem”) in its current organization. The second provides a diagram of the organization after the acquisitions. The third section presents a more detailed discussion of the various transactions and business combinations. The fourth section provides a detail of the current shareholders of Bekem and the ownership structure of Condesa and Kazakh Metals which eventually came together to form Bekem.

Formation of EMPS Research Corporation

January 30, 2001 - EMPS Research Corporation (“EMPS”) was organized with 3,300,000 shares of common stock. EMPS changed its name to Bekem Metals, Inc. (“BMI”) on March 16, 2005 following the reorganization with Condesa. The current structure of BMI is comprised of the following entities and transactions:

Condesa and Kaznickel LLP

July 9, 2004 – Condesa acquires 40% interest in Kaznickel LLP (“Kaznickel”). Brisa Equities, Inc. (“Brisa”) is a 60% owner of Condesa.

September 22, 2004 – Brisa (the 60% owner of Condesa) acquires an additional 36% interest in Kaznickel (60% of the founding partners’ 60% interest). Brisa now owns 50% of Kaznickel.

November 19, 2004 – Brisa and the founding partners of Kaznickel (a combined 60% interest in Kaznickel) exchanged their 60% interest in Kaznickel for a 60% interest in Condesa

Mr. Mark Wojciechowski

October 15, 2007

making Kaznickel a wholly-owned subsidiary of Condesa. The measurement date is September 22, 2004, the date Brisa gained control of Kaznickel.

Condesa reverse acquisition of EMPS (Bekem)

January 28, 2005 – EMPS issues 35,000,000 shares of common stock for all of the outstanding capital stock of Condesa. As a result of this reorganization of EMPS, the Condesa shareholders own 91% of EMPS.

March 16, 2005 – EMPS changes its name to Bekem Metals, Inc. (“Bekem”).

Kazakh Metals, Inc. acquisition of Kyzyl Kain Mamyt. LLC

June 1, 2005 – Kazakh Metals, Inc. (“KMI”) acquires 100% of the equity interests of Kyzyl Kain Mamyt, LLC (“KKM”).

Bekem acquisition of KMI

October 24, 2005 – Bekem acquires KMI by the exchange of 61,200,000 Bekem shares for all of the outstanding shares of KMI.

Summary of controlling shareholder interests

The controlling shareholder of Condesa owned 50% of Condesa. This same controlling group is the controlling shareholder of KMI due to his ownership or control of 60% of KMI.

This same shareholder now owns 51.55% of Bekem.

Sale of Condesa shell

On July 24, 2006, Condesa transferred its interest in Kaznickel to Bekem, making Kaznickel a directly, wholly-owned subsidiary of Bekem. Subsequently, Condesa, which then had no assets or liabilities, was sold to a third party for a nominal fee.

2) The following diagrams Bekem’s subsidiaries, before the sale of Condesa:

Mr. Mark Wojciechowski

October 15, 2007

Bekem Metals, Inc. and wholly owned subsidiaries

3) The following is a further explanation of the various acquisitions and the accounting treatment applied to each:

Kaznickel acquisition by Condesa

On July 9, 2004 Condesa, which was owned 60% by Brisa holding 8,400,000 of 14,000,000 shares of outstanding common stock, entered into an investment agreement under which Condesa provided a $300,000 convertible loan to Kaznickel LLP, which was immediately converted into a new 40 percent equity interests in Kaznickel. On September 22, 2004, Brisa acquired an interest in Kaznickel by purchasing 60 percent of the equity interest of the founding partners’ remaining 60 percent interests. As consideration for the purchase, the original partners obtained a commitment from Brisa to facilitate a reverse merger with a U.S. public company, and a commitment to obtain funding enabling Kaznickel to further develop its mineral property rights. The value of the commitment was estimated to be $270,000 based on the percent of Kaznickel obtained for Condesa’s original cash investment of $300,000.

On November 19, 2004, Brisa and the remaining Kaznickel partners exchanged their combined 60% interest in Kaznickel for a new 60% interest, equal to 21,000,000 shares of Condesa, thereby making Kaznickel a wholly-owned subsidiary of Condesa. Brisa received 12,600,000 shares of Condesa in the transaction. The remaining 8,400,000 common shares issued in the acquisition were recognized as minority shareholders’ interests. The acquisition of a controlling interest in Kaznickel by Brisa and Condesa was considered the purchase of Kaznickel with a measurement date of September 22, 2004, the date Brisa and Condesa obtained control from the original Kaznickel partners.

Mr. Mark Wojciechowski

October 15, 2007

Condesa accounted for the acquisition of Kaznickel as a purchase business combination with a purchase price of $304,456. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Negative goodwill was not recognized in connection with the acquisition of Kaznickel. Instead, the excess of the fair value of the net assets over the purchase price was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the long-term assets. The Company is in the process of obtaining an independent valuation of the net assets acquired. Accordingly the allocation of the purchase price is subject to refinement. At September 22, 2004, the purchase price was allocated to the assets acquired and the liabilities assumed as follows:

Current assets	$ 231,674
Mineral property rights	267,660
Asset retirement costs of the mineral rights	474,936
Property and equipment	21,573
Total assets acquired	995,843
Current liabilities	(25,468)
Asset retirement obligation	(665,919)
Total liabilities assumed	(691,387)
Minority Shareholders’ interests	(121,782)
Net Assets Acquired	$ 182,674

Intangible assets acquired include the mineral property rights, which are capitalized until the production phase begins, subject to impairment considerations. Other intangible assets include the asset retirement costs of the mineral rights, which have a 20-year estimated life and are subject to amortization at a planned rate of $24,291 per year, and the asset retirement obligation, which is accreted over its 20-year life, with a current estimated expense of $43,274 per year.

Condesa acquisition of EMPS (Bekem)

On January 28, 2005, EMPS Research, Inc. (“EMPS”) completed a Plan and Agreement of Reorganization with Condesa, wherein EMPS acquired 100% of the outstanding capital stock of Condesa in exchange for the issuance of 35,000,000 common shares of which 21,000,000 were held by the controlling shareholder and 14,000,000 were issued to minority shareholders in Condesa. EMPS subsequently changed its name to Bekem Metals, Inc. As a result of that reorganization, the shareholders of Condesa owned 91% of the outstanding common stock of EMPS at that reorganization date. The combined entities were referred to after that reorganization as Bekem.

Mr. Mark Wojciechowski

October 15, 2007

EMPS had 3,300,000 shares of common stock outstanding prior to that transaction that remained outstanding, were classified as minority interests, and were valued at $0. The transaction resulted in a change of control of EMPS. For financial reporting purposes, Condesa was considered the acquirer. The acquisition was recognized as a forward stock split of Condesa’s 30,000 shares of capital stock held by the controlling shareholder that were outstanding prior to the reorganization into 21,000,000 common shares, or a 700-for-1 stock split. The financial statements were restated for the effects of the stock split for all periods presented. Condesa’s assets, liabilities and minority interests were recorded at their historical cost and the effect of the stock split was reflected retroactively since the inception of Condesa. The assets of EMPS were considered to have been acquired by Condesa in exchange for the assumption of EMPS’s net liabilities. The net assets consisted of cash of $2,648, intangible assets of $1,823 and current liabilities of $15,077. The operations of Condesa were included for all periods presented and the operations of EMPS were included from the acquisition of EMPS.

Kazakh Metals, Inc. acquisition of Kyzyl Kain Mamyt, LLC

On June 1, 2005, Kazakh Metals acquired 100% of the equity interests of Kyzyl Kain Mamyt, LLC (KKM) for the cash purchase price of $100,000. The former equity holders of KKM were not related parties. KKM operates in the Aktyubinsk region of northwestern Kazakhstan and owns licenses to explore for, and is engaged in the production and sale of nickel and cobalt ore and Mamyt brown coal. KKM has been actively involved in mining cobalt and nickel ore since its inception and has been operating in the Soviet Union since 1938. The height of production occurred in the late 1980’s. Production, although limited, has occurred since that time. KKM’s primary assets are its rights to exploit unproved reserves and its infrastructure of buildings, machinery and equipment, including a rail spur.

Kazakh Metals accounted for the acquisition of KKM as a purchase business combination with a purchase price of $100,000. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The Company has estimated a fair value of $40,000,000 for the mineral interests and obtained an independent appraisal of the buildings and equipment of $17,693,795 on the acquisition date, and is in the process of obtaining third-party valuations of the mineral assets; accordingly, the allocation of the purchase price is subject to refinement. Negative goodwill was not recognized in connection with the acquisition of KKM. Instead, the excess of the fair value of the net assets over the purchase price was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the long-term assets. Notes payable assumed in the acquisition with a stated value of $7,445,197 are due to third parties generally within three years, including $4,432,290 to a bank, and were recorded based upon their fair values on the acquisition date, resulting in a discount to the notes that will be recognized as interest expense through maturity. The operations and cash flows of KKM were included in the Company’s consolidated financial statements since the date of the acquisition.

Mr. Mark Wojciechowski

October 15, 2007

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current Assets	$469,379
Unproved mineral property rights	7,034,321
Asset retirement costs of the mineral rights	86,852
Buildings, constructions machinery and equipment	3,068,786
Total assets acquired	10,659,338
Current liabilities	717,527
Asset retirement obligation	97,223
Notes Payable, net of discount of $917,737	6,541,670
Deferred tax liability	3,202,918
Total liabilities assumed	10,559,338
Net Assets Acquired	$100,000

Intangible assets acquired include the mineral property rights, which are capitalized and amortized on a units-of-production method, subject to impairment considerations. Other intangible assets include the asset retirement costs of the mineral rights, which have a 20-year estimated life and are subject to amortization at a planned rate of $4,311 per year, and the asset retirement obligation, which is accreted over its 20-year life, with a current estimated expense of $7,680 per year.

Bekem acquisition of Kazakh Metals

On October 24, 2005, Kazakh Metals, Inc. (KMI) was acquired by Bekem Metals, Inc. in a purchase business combination under which Bekem acquired 100% of the outstanding common shares of KMI in exchange for the issuance of 61,200,000 common shares. The primary asset of KMI is its wholly owned subsidiary, KKM.

The principal shareholder of Bekem was also the principal shareholder of KMI. Accordingly, the transaction was considered to be between entities under common control and did not result in a change in control of Bekem. Following the transaction, entities over which this shareholder maintains voting and investment control hold 51,600,000 Bekem common shares, which represented 51.5% of the 100,088,888 outstanding common shares. The acquisition of the portion of KMI owned by the principal shareholder will be recorded at historical cost. The portion of KMI purchased from the minority shareholders of KMI was recorded at fair value.

4) The ownership of Bekem after all these business combinations (and of Condesa and Kazakh Metals which came together to eventually form Bekem) is illustrated below:

Mr. Mark Wojciechowski

October 15, 2007

Nature of Business, page F-8

7.

We note your disclosure that as of December 31, 2006 you have no proved mineral reserves. We further note that you are identifying your activities within the Kempirsai deposit as being in the production stage. For entities involved in mining operations, Industry Guide 7 has specific definitions identifying entities within the exploration, development or production stage. Based on those definitions, it does not appear your activities at the Kempirsai deposit meet the definition of a deposit within the development or production stage. As such, please revise your disclosure to no longer refer to your activities within the Kempirsai deposit as being in the production stage, or tell us why you believe identification as such is appropriate. As

Mr. Mark Wojciechowski

October 15, 2007

part of your response, also consider the definition of production phase of a mine provided in EITF 04-6.

According to EITF 04-6, “the production phase of a mine is deemed to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production” (emphasis added.) The Kempirsai mine has been an operating mine in the production stage dating back to the 1980s. “Saleable minerals” were previously, and continue to be extracted from the mine. Therefore, the Company considers it appropriate to continue accounting for the mine in the production stage.

On a number of occasions the staff cites to a “lack of proved or probable reserves” for the Kempirsai deposit in this comment letter. The Company would like to point out, however, that this is not wholly accurate. Both the State Resources Committee and the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan have recognized, based on reserve reports prepared during the Soviet era, that there are commercially producible reserves of nickel and cobalt ores and brown coal. Based thereon, the Republic of Kazakhstan issued commercial production rights for these deposits and KKM and its predecessors have extracted and sold saleable minerals from these ore bodies since the 1980s. In order to maintain its rights to the deposits the Company is required to extract and sell ore and coal, not explore for them.

The Company recognizes that the Soviet era reserve reports were not prepared to the standard established by the SEC, and therefore it has made no claims to reserves -- consistent with Industry Guide 7. The Company believes, however, that it would be a misrepresentative to shareholders and the market, and inconsistent with the guidance of EITF 04-6, to state that Kempirsai deposit is at the exploration stage when its license is a commercial production contract, not an exploration contract.

8.

You state that you “...have no proved mineral reserve...” and are devoting “...a substantial amount of effort in raising capital. ... and exploring the Gornostai deposit under its exploration contract.” Given the guidelines for identifying a development stage enterprise in paragraphs 8 and 9 of SFAS 7, please tell us why you believe you are not a development stage company. As the term development stage has specific meaning for entities involved in mining operations, please review the guidance in Industry Guide 7 to determine whether it is more appropriate to identify yourself as development or exploration stage entity. Under either stage, the guidance in SFAS 7 is still applicable.

Please see the response to comment 7 above.

Mr. Mark Wojciechowski

October 15, 2007

Significant Accounting Policies, page F-9

Recent Accounting Pronouncements, page F-12

9.

You explain that SAB 108 was effective for fiscal years ending after November 15, 2006, and that you do not expect the adoption to have a material effect on your financial statements. As SAB 108 was effective for your fiscal year ended December 31, 2006, update your discussion to address the impact the adoption of SAB 108 had on your financial statements.

The Company will revise the disclosure to show that SAB 108 did not have a material effect on the financial statements.

Note 2 Acquisitions and Disposal, page F-12

Acquisitions of Kyzyl Kain Mamyt, LLC, page F-13

10.

You explain that in June 2005 Kazakh Metals acquired KKM in a purchase business combination with a purchase price of $100,000. You further explain that you estimated a fair value of $40,000,000 for the mineral interest, and obtained an independent appraisal of the building and equipment of $17,693,795 on the date of acquisition. Please expand your disclosure to explain why you were able to acquire KKM at a price significantly below the fair value of the long term assets acquired.

It is the Company’s understanding that the owners of KKM, prior to its acquisition by Kazakh Metals, had incurred significant debt obligations on the property which they were unable to service. Moreover, at the time of the acquisition of KKM by Kazakh Metals, the price of nickel ore was significantly lower than it currently is and processing of nickel ore by known and proven technologies was not considered economically feasible due to high processing costs relative to the then current price of nickel ore.

At that time, the owners of Kazakh Metals felt they were in a position to manage the debt obligations of KKM by restructuring those obligations. The owners of Kazakh Metals also believed that through the development of their hydrochlorination technology, they would be able to process nickel ore at much lower costs, making the Kempirsai deposit potentially economically viable even at lower nickel prices.

Given their financial condition and market conditions, it is the Company’s understanding that the previous owners of KKM simply wished to free themselves from the debt obligations by finding a party willing to assume those debt obligations. It is further the Company’s

Mr. Mark Wojciechowski

October 15, 2007

understanding that at the time Kazakh Metals acquired KKM, Kazakh Metals was the only party interested in acquiring the property. Therefore, the former owners of KKM sold their interests in KKM to Kazakh Metals at a price significantly below the estimated fair value to free itself from the debt obligations associated with the property.

11.

We also note your statement that “...the allocation of the purchase price is subject to refinement.” Please note that SFAS 141 defines the allocation period for a purchase price allocation, and explains that such period should generally not exceed one year from the consummation of a business combination. Please tell us what, if any, adjustments you made to the purchase price after one year from the consummation of the business combination. We also note similar disclosure on page F-15 within your discussion of the Kaznickel LLP acquisition. As part of your response, please also address any adjustments made to the Kaznickel LLP purchase price after one year from the consummation of that business combination.

No adjustments were made to the purchase price.

Note 3 Cash, page F-16

12.

We note from the table presented that the majority of your cash balance at December 31, 2006 relates to bank deposits. You explain that restrictions on the use of these deposits vary with a maximum term of 15 months. It is not clear from the disclosure if your bank deposits and other items presented within cash have maturities greater than three months, and thus should not be identified as cash or cash equivalents in accordance with paragraph eight of SFAS 95. Please revise your disclosure to clearly communicate your accounting policy for cash and cash equivalents, and if necessary, reclassify amounts with maturities greater than three months as something other than cash or cash equivalents.

Please see response to comment 13.

13.

We also note per your disclosure that your bank deposits have varying restrictions on the use of the deposits, and you currently have identified and separately presented $100,000 that is restricted from use for over 15 months. It is not clear from the disclosure if the $100,000 is the only amount that is restricted from use, or if this is the only amount that is restricted for greater than 15 months. Please revise your accounting policy to clearly explain the restrictions on the use of your bank deposits, and if necessary, revise your financial statements and related disclosures to comply with Rule 5-02 of Regulation S-X and the guidance in FFR 203.02.

Mr. Mark Wojciechowski

October 15, 2007

At December 31, 2006, the Company held funds in two distinct types of bank deposit accounts.

One type of account provided a 3% rate of return and allowed the Company to add or withdraw funds from the account at any time during the 15 month term of the account. This deposit account, however, required the Company to maintain a minimum balance of $100,000 in the account for the entire 15-month term of the account.

The other type of deposit account provided for rates of return varying from 3% to 8% depending upon how long the Company left funds on deposit. This account did not have a minimum balance requirement and the Company was free to withdraw some or all of the funds on deposit at any time. While the Company was free to withdraw funds at any time, it would realize increasing rates of return the longer the funds were left on deposit.

Of all of the funds on deposit, only $100,000 was restricted for longer than three months. This $100,000 is restricted for a 15-month period.

The Company proposes to revise “Note 3 Cash” as follows:

NOTE 3 – CASH AND CASH EQUIVALENTS

The Company considers all demand deposits, money market accounts and marketable securities purchased with an original maturity of three months or less to be cash and cash equivalents. The fair value of cash and cash equivalents approximates their carrying amounts due to their short-term maturity.

Cash and cash equivalents consist of the following:

December 31,	2006	2005
Current accounts (USD)	$ 479,947	$ 64,136
Current accounts (Tenge)	38,379	25,230
Bank deposit (USD)	8,065,354	-
Total	$ 8,583,680	$ 89,366

Mr. Mark Wojciechowski

October 15, 2007

Bank deposit accounts are located in a Kazakhstani Bank (Center Credit Bank). Bank deposits earn interest from 3% to 8% annually based on the length of time the funds are left on deposit. Of the total bank deposits, only $100,000 is restricted. The $100,000 is restricted for a term of 15 months. This amount is shown as other non-current assets. The balance of the bank deposits are immediately available to the Company.

Note 4 Property, Plant and Mineral Interests, page F-16

14.

We note you capitalized $2,000,000 related to the construction of the pilot plant at your Kempirsai deposit. You explain on page 11 that you constructed the pilot plant “to test our hydrochlorination process... with a view to employing the technology in commercial production in the future.” These costs appear to meet the definition of research and development as defined in paragraphs 8-10 of SFAS 2, and should be expensed as incurred in accordance with paragraph 12 of SFAS 2. As such, please revise your financial statements and relate disclosures to expense such costs, or tell us why you believe capitalization of such costs is appropriate.

The $2,000,000 capitalized assets represents only tangible equipment that have alternative uses either in other research and development projects or for other nickel ore processing technologies such a pyrometallurgical technologies (drying and preparation of the nickel ore before smelting) or hydrometallurgical technologies (acid preparation for acid leaching technologies). As noted in the 10-KSB, the Company is currently considering both pyrometallurgical and hydrometallurgical processing technologies for use at the Kempirsai deposit.

According to FAS 2, par. 11, the $2,000,000 spent on tangible assets used in the pilot plant should be capitalized since they have alternative future uses. FAS 2, par. 11 states “The costs of materials (whether from the enterprise’s normal inventory or acquired specially for research and development activities) and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be capitalized as tangible assets when acquired or constructed. The costs of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs.”

Form 10-Q for the Quarterly Period Ended June 30, 2007

Note to Condensed Consolidated Financial Statements, page 6

Note 5 Other Assets, page 11

Mr. Mark Wojciechowski

October 15, 2007

15.

You explain that the majority of the amount classified as other assets consist of deferred stripping costs for the Mamyt brown coal deposit and the Kempirsai nickel ore deposit. As noted in comments above, the lack of proved or probable reserves for such deposits, and the insignificant amount of coal and ore removed from these deposits does not result in the identification and classification of these deposits as being in the development or production stage. As such, any costs incurred while in the exploration stage should be expensed as incurred. Please revise your financial statements and related disclosures appropriately, or tell us why you believe continued capitalization of such costs is appropriate.

See response to comment 7 above.

Controls and Procedures, page 28

Changes in Internal Control over Financial Reporting, page 28

16.

Please revise your disclosure regarding changes in internal control over financial reporting to remove the language “except as otherwise noted above,” to affirmatively state any changes made to internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting.

The Company will revise the last paragraph of Item 4. Disclosure Controls and Procedures to eliminate the statement “Except as otherwise discussed above.”

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

17.

We note that your website and some press releases refer to or use terms for resources and/or reserves which are not in conformance with the definitions found in Industry Guide 7. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this

Mr. Mark Wojciechowski

October 15, 2007

website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K, File No. 000-50218, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

The Company believes it has only issued one press release, dated May 8, 2007, that referred to, or used terms for resources and/or reserves which were not in conformance with the definitions found in Industry Guide 7. The Company further believes that the press release contained a cautionary note that was substantially similar to the foregoing cautionary note.

The Company agrees that all future press releases that make reference to reserve measures other than those recognized by the SEC will be accompanied by the above cautionary note. The Company will also include the above cautionary note on its website in connection with any and all references to reserve measures other than those recognized by the SEC.

18.

Please insert a small-scale map showing the location and access to each of your properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We also believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Mr. Mark Wojciechowski

October 15, 2007

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The Company proposes to insert three maps to the Items 1 & 2 “Description of Business and Properties.” Please see the revised Items 1 & 2 “Description of Business and Properties” included in response to comment 21 below.

Characteristics of our nickel and cobalt deposits, page 8

19.	It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•

Give a breakdown of the exploration timetable and cost budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

While the Company believes the disclosure included in Items 1 & 2“Description of Business and Properties” of the original report filed with the Commission addressed most of these issues, the Company proposes to revise Items 1 & 2“Description of Business and Properties” to more clearly address the issues raised by the Commission in comments 18-22. Please see the revised Items 1 & 2”Description of Business and Properties” included in response to comment 21 below.

20.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Mr. Mark Wojciechowski

October 15, 2007

In response to this comment, the Company proposes to add a section titled “Core sampling, assaying and quality assurance/quality control” to Items 1 & 2 “Description of Business and Properties.” Please see the revised Items 1 & 2 “Description of Business and Properties” included in response to comment 21 below.

Mining Conditions, page 9

21.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to the property, including the mode of transportation utilized to and from the property.
•	Any conditions that must be met in order to obtain or retain title to the property.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

As noted above, while the Company believes the disclosure included in Items 1 & 2“Description of Business and Properties” of the original report filed with the Commission addressed most of these issues, the Company proposes to revise Items 1 & 2“Description of Business and Properties” as follows to more clearly address the issues raised by the Commission in comments 18-22:

Mr. Mark Wojciechowski

October 15, 2007

Items 1 & 2.	Description of Business and Properties

Company History

Bekem Metals, Inc., (hereinafter referred to as “us,” “we,” the “Company” or “Bekem”) is engaged in the development, extraction, refining and marketing of nickel, cobalt and brown coal in the Republic of Kazakhstan.

We incorporated in the state of Utah under the name EMPS Research Corporation on January 30, 2001. From inception through the end of the 2004 fiscal year, our primary business focus was the development, marketing and licensing of our patented technology for use in commercially separating nonmagnetic particulate material by building and testing a high frequency eddy-current separator (“HFECS”).

We changed our name to Bekem Metals, Inc., on March 16, 2005 following our acquisition of Condesa Pacific, S.A., a British Virgin Islands international business company, and its wholly owned subsidiary Kaznickel, LLP in January of 2005. With the acquisition of Kaznickel, our primary business focus shifted from the development of our HFECS technology to becoming a nickel and cobalt producer in Kazakhstan. On July 24, 2006 Condesa transferred its interest in Kaznickel to Bekem, making Kaznickel a wholly-owned subsidiary of Bekem. On October 1, 2006 Bekem sold Condesa to a third party for nominal value.

The primary asset of Kaznickel is an exploration and production concession issued by the government of the Republic of Kazakhstan which grants Kaznickel the exclusive right, through February 2008, unless extended, to explore for nickel, cobalt and other minerals in a 12,232 acre area in northeastern Kazakhstan known as the Gornostayevskoye (“Gornostai”) deposit. The concession further provides that if we make a commercial discovery of nickel, cobalt or other minerals within the concession territory, we can apply for and receive the exclusive rights to commercially produce and sale nickel and cobalt ore through February 2026.

On October 24, 2005 we acquired Kazakh Metals, Inc. (“KMI”), and its wholly owned subsidiary Kyzyl Kain Mamyt (“KKM”), LLP in exchange for 61,200,000 shares of our common stock. KKM holds the exclusive subsoil use contract to extract and process nickel and cobalt ore from its Kempirsai deposit, which is comprised of the Kara-Obinskoye, and Stepninskoye sections (collectively referred to as the “Kara-Obinskoye section”) and Novo-Shandashinskoye section, and brown coal from its Mamyt deposit. Unless otherwise indicated by the context of the disclosure, the Kara-Obinskoye section, the Novo-Shandashinskoye section and the Mamyt deposit are collectively referred to herein as the “Kempirsai deposit.” Under the applicable accounting reporting rules, KMI was considered the accounting acquirer.

Mr. Mark Wojciechowski

October 15, 2007

## Company Structure

Bekem Metals, Inc.
(Wholly owned)
Kazakh Metals, Inc., a BVI international business company
(Wholly owned)
Kyzyl Kain Mamyt LLP, a Kazakhstan limited liability partnership
Kempirsai Concession
Western Kazakhstan (575,756 acres)
Mamyt Concession
Western Kazakhstan (116 acres)
(Wholly owned)
Kaznickel, LLP, a Kazakhstan limited liability partnership
Gornostai Concession
Eastern Kazakhstan (12,232 acres)

Mr. Mark Wojciechowski

October 15, 2007

Business of the Company

The Nickel Market

According to United States Geological Survey (“USGS”) the world mine reserves of nickel and the world mine reserves base of nickel in 2006 were 64 million tons and 140 million tons, respectively. In 2006 total nickel production was approximately 1,550,000 tons. Russia was the largest producer of nickel in the world with a 20% market share, followed by Canada with 15%, Australia with 12%, and Indonesia with 9%.

There is some debate in the market as to whether nickel prices will continue to increase. In 2006 the average price for nickel was about $24,287 per ton, up from $14,372 in 2005. The average London Metal Exchange (“LME”) price for nickel in January 2007 was $36,811 per ton.

There are several factors that can affect the overall worldwide nickel demand and prices in the future, which include the following:

•	Expansion of new nickel mining capacity;
•	New processing technologies;
•	Stainless-steel worldwide demand.

There are a number of new nickel mining projects that are projected to meet demand over the next five years. The Brazilian CVRD (former INCO) has been constructing a laterite mining complex at Goro near the southeastern tip of New Caledonia. It is anticipated that the New Caledonian nickel will be recovered onsite using pressure acid leaching technology. Australia’s leading nickel producer, BHP Billiton, is also developing a large laterite deposit near Ravensthorpe, Western Australia. Several other companies are considering employing some form of acid leaching technology to recover nickel in Cuba, Guatemala and the Philippines. The USGS has reported, however, that some nickel consumers are concerned that the global demand for nickel could outstrip supply before new mining projects can be completed. At least five automobile manufactures plan to use nickel-metal hydride batteries to power their gasoline-electric hybrid vehicle for the 2008 and 2009 model years, which would lead to a significant increase in nickel demand.

According to CRU Strategies, an independent business analysis and consultancy group focused on the mining, metals, power, cables, fertilizer and chemical sectors, the compounded annual growth rate (“CAGR”) of primary nickel consumption in the last 5 years was 4.1%. In the next five years the CAGR is expected to grow strongly up to 4.3% annually. Increasing world consumption of stainless steel is being driven in large part by China’s continued rapid economic expansion. Strong economic growth in the rest of the world will also support nickel

Mr. Mark Wojciechowski

October 15, 2007

consumption. The CRU Strategies analysis indicates that over 320,000 tons more primary nickel will be required by 2011 compared with 2006, and that supply and demand of primary nickel would be evenly matched in the next five years if the industry developed laterite ore bodies, especially limonite deposits utilizing high pressure acid leach technology.

Stainless-steel production, the single largest end use market segment of nickel, is expected to grow steadily in the next five years, relying heavily on the primary nickel supply for its expansion. Of course, high nickel prices force some steel mills to substitute chromium and manganese in place of nickel; while this lowers the cost of producing, it also lowers the corrosion-resistance of the steel. This lower-quality steel is used mainly in consumer applications where the low price of the final product is more important than corrosion resistance. Resistance to corrosion makes nickel an essential element both in alloys and as a catalyst. For aerospace, electric power and petrochemical industries, this resistance to corrosion is essential, as well as for use in gray-iron castings to toughen the iron, promote graphitization and improve machineability.

Mr. Mark Wojciechowski

October 15, 2007

Our Properties

# Bekem Metals Inc
# Projects Location Map

RUSSIA
RUSSIA
CHINA
TURKMENISTAN
UZBEKISTAN
KYRGYSTAN
KAZAKHSTAN
Kempirsai Project
Gornostai Project
Petropavlovsk
Kostanay
Kokshetav
Pavlodar
Oral
Astana
Aktobe
Semey
Oskemen
Aktobe Oblast
Arkalyk
Qaraganda
Eastern Kazakhstan Oblast
Atyrau
Caspian Sea
Jezkazgan
Lake Balkhash
Aktau
Aral Sea
Taldykurgan
Kzyl-Orda
Almaty
Taraz
Shymkent
48°
56°
52°
56°
60°
64°
68°
72°
76°
80°
84°
88°
52°
48°
44°
40°
0
300
600
kilometres
- International Boundary
- Oblast Boundary
- Capital of Kazakhstan
- Oblast Capital
- Bekem Metals Projects

January 15, 2007

As discussed above, through our subsidiaries, we hold the rights to the Kempirsai nickel, cobalt and brown coal deposits, which are located in northwestern Kazakhstan and the Gornostai nickel and cobalt deposit located in northeastern Kazakhstan.

Mr. Mark Wojciechowski

October 15, 2007

Location and access to our properties

# Kempirsai Project Location Map

50°40'
58°20'
58°40'
50°20'
Jusaly
Borodinovka
Karaktusay
Karagalinsky region
Kempirsai
Aktobe, 116 km
Badamsha
Enbekshi
Mamyt
Khromtausky region
Kuzulsu
Khromtausky region
Nikeltau
Sarysai
N_Shandashinskoye
Karaobinskoye
Stepnoye
Stepninskoye
Ongar
Tassay
Aktobe, 85 km
KHROMTAU
N
W
E
S
- Region Boundary
- Power Lines
- Railroads
- Roads
- Gas pipe line
- Ni - Co Deposits
- Coal Deposit
0
6
12
kilometers

December 6, 2006

The Kempirsai deposit is located in the Khromtausky region of northwestern Kazakhstan, approximately 130 kilometers northeast of Aktobe, Kazakhstan. The nickel and cobalt deposits are located approximately 35 kilometers south of Badamsha village, Aktobe region, Kazakhstan and the brown coal deposit is located approximately 30 kilometers east of Badamsha village, Aktobe region, Kazakhstan. Badamsha is a village of approximately 6,000 people. The Aktubinsk-Karabutak asphalt highway runs within 14 kilometers to the south of the nickel and

Mr. Mark Wojciechowski

October 15, 2007

cobalt deposit. The nickel, cobalt and brown coal deposits can be accessed through a network of country roads. The Orsk-Kanadagash state railway runs nearby the Kempirsai deposit and, through our subsidiary KKM, we own 55 kilometers of our own railway. Our railway connects the Kempirsai deposit to a reloading station and to a Russian railway.

# Gornostai Project Location Map

78°30'
79°00'
79°30'
80°00'
51°00'
50°30'
50°00'
RUSSIA
North Section
Gornostai
Co-Ni Deposit
South Section
Kurchatov
SEMEY
Irtysh river
Pavlodar Oblast
Eastern Kazakhstan Oblast
N
S
W
E
0
10
20 км
kilometers
International Boundary
Oblast Boundary
Railroads
Power Lines
Roads
1. Asphalt
2. Country
Geological Allotment
February 8, 2007

The Gornostai deposit is located in the Beskaragaiskiy region of northeastern Kazakhstan, approximately 110 kilometers west of Semey, Kazakhstan and 30 kilometers east of Kurchatov, Kazakhstan. The Gornostai deposit is divided into the South and North sections by the navigable Irtysh River. The Gornostai deposit may be accessed by an asphalt highway that crosses the northern part of the South section of the deposit. The Semey-Astana railway also passes through the northern part of the South section of the deposit.

Mr. Mark Wojciechowski

October 15, 2007

Title to Properties

We hold several subsoil use contracts that grant us the right to mine and produce nickel, cobalt and brown coal at the Kempirsai deposit. We also hold an exploration and development subsoil use contract that currently grants us the right to explore for nickel, cobalt and other minerals within the Gornostai deposit. Upon discovery of commercially producible reserves we can apply to move to commercial production. For additional information regarding our contracts please see the following table.

Territory Name	Size of Territory	Primary Minerals	License Type	License or Contract #	License and Subsoil Use Contract Term

Kempirsai	575,756 acres	Nickel and cobalt ore	Production	MG #420 MG #426	Expires Oct, 12, 2011 unless extended.

Mamyt	116 acres	Brown coal	Production	MG #9-D	Expires Dec, 11 2018 unless extended.
Gornostai	12,232 acres	Nickel and cobalt ore	Exploration and Production	1349	Exploration period expires Feb. 26, 2008 unless extended. Production period expires Feb. 26, 2026 unless extended.

The Kempirsai deposit was discovered and actively explored during the Soviet era. In the 1980s, the State Reserves Committee approved the reserves (based on Soviet standards) and approved the Kempirsai deposit for commercial production. The Kempirsai deposit was actively mined during the 1980s and early 1990s. Because our subsoil use contracts for the Kempirsai nickel, cobalt and Mamyt brown coal deposits are production contracts, those contracts do not require us to undertake exploration activities. At the present time, we do not intend to engage in significant exploration activities within these deposits. While we do not have obligations to explore these deposits, we do have minimum mine production requirements. For details regarding our minimum mine production requirements see “Working Programs of our Subsidiaries” in this Item 1 & 2 “Description of Business and Properties”

The subsoil use contract to the Gornostai deposit was issued in February 2004. At the time it was issued, the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan (the “MEMR”) determined that additional exploration of the deposit was necessary to determine the existence of commercially producible mineral reserves. Therefore, the subsoil use contract provides a period for exploration. Under the terms of the contract for the Gornostai deposit, we were granted the right to explore for nickel and cobalt for two years. The exploration term provided for two two-year extensions upon our request. We requested and were granted our first extension, extending the current exploration period to February 2008. Upon discovery of

Mr. Mark Wojciechowski

October 15, 2007

commercially producible nickel and/or cobalt reserves, we may notify the MEMR and convert from exploration stage to commercial production stage. If we make no commercial discoveries before the end of the exploration period, as extended, our rights to the territory will revert back to Republic of Kazakhstan. Upon completion of exploration, we will return to the Republic of Kazakhstan the rights to all areas within the licensed territory wherein no commercial discoveries of nickel and/or cobalt were made.

When we complete exploration of the Gornostai deposit, assuming we make commercial discoveries, we will apply to the MEMR to move to commercial production. At that time we will be required to pay a 0.1% commercial discovery bonus based on the initial determination of our mineral resources by the MEMR.

The term of each of our subsoil use contracts vary. Under our contracts we have the right to negotiate with the MEMR for extensions of the terms of those contracts. If we are unsuccessful in negotiating extensions, upon the expiration of those contracts our interest in and rights to those properties terminates and reverts back to the government of the Republic of Kazakhstan, but we retain the rights to all tangible and intangible assets we acquire for exploration, extraction and production at these deposits.

All of our subsoil use contracts are currently in good standing. Retention of our contracts, however, is contingent upon our complying with our annual minimum work program requirements and other subsoil use contract obligations. If we fail to satisfy our annual minimum working program requirements we could be subject to fines and penalties or even to the potential forfeiture of our contracts and all rights we have thereunder.

Under the terms of our subsoil use contracts we are required to provide industrial training to our employees in an amount not less than 1% of the total minimum work program expenses we incur each year.

For additional details regarding the terms and obligations associated with our subsoil use contracts and licenses please see “Tax and Royalty Scheme in the Republic of Kazakhstan” and “Working Programs of our Subsidiaries” in Item 1 & 2 “Description of Business and Properties”, “Summary of Material Contractual Commitments” in Item 6 “Management’s Discussion and Analysis” and “Note 4 – Property, Plant and Mineral Interests”, “Note 9 – Asset Retirement Obligation” and “Note 12 – Commitments and Contingencies” contained in the Notes to our Consolidated Financial Statements.

Mr. Mark Wojciechowski

October 15, 2007

Working Programs of our Subsidiaries

For us to maintain our rights to the Kempirsai and Gornostai deposits we must satisfy the work program requirements of the MEMR for each property. Each year we must submit a proposed annual work program under each subsoil use contract or license to the MEMR. This annual work program must be reviewed and approved by the MEMR. The current work program under our KKM contracts and licenses calls for KKM to extract the following amounts of ore from the Kempirsai deposit and brown coal from the Mamyt deposit:

	Tons of Ore	Tons of Brown Coal
2006	-0-	20,000
2007	175,000	60,000
2008	350,000	200,000
2009	1,000,000	200,000
2010	1,000,000	200,000
2011	1,000,000	200,000
2012		200,000
2013		200,000
2014		200,000
2015		200,000
2016		200,000
2017		200,000
2018		200,000

Under our 2006 work program for Kaznickel, we were required to drill at least 17,498 meters on the Gornostai deposit. We drilled only 12,652 meters during 2006. We have been successful in negotiating an amendment to our work program with the MEMR to allocate the balance of the 4,846 meters to the drilling program for 2007. Our total drilling requirement for the 2007 calendar year is 12,961 meters. Through February 2007, we have drilled a total of 5,990 meters.

Should we fail to complete the minimum work program in any year, the MEMR could review the work program, request an update and amendment to the work program, impose fines and penalties upon us or even revoke our subsoil use contracts and licenses.

Geology and mineralization of our deposits

Kempirsai

As mentioned above, the Kempirsai nickel and cobalt deposit is comprised of two deposits: Kara-Obinskoye, and Novo-Shandashinskoye. These deposits are located approximately 5-10 kilometers from each other. The results of exploration carried out during

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the Soviet era show that nickel and cobalt ore is located within the Kempirsai deposit ultramafic massif. The minerals are found in laterite form and are associated with leached nontronized serpentinites. The ore bodies have a blanket-like shape and tend to lie conformably on the underlying rocks. The depth of ore bodies from the surface is 0-40 m. In vertical section they are mainly horizontal in attitude and show variable thickness. Thickness varies from 2.0 meters to 30.0 meters, with an average thickness of 6.0 meters. Average stripping ratio is 1.5 cubic meters per ton. The nickel content of the ore within the Kempirsai deposit varies from 0.8% to 3.0% and cobalt – from 0.025% to 0.08%. The average nickel and cobalt content for the Kara-Obinskoye are 1.1% and 0.066% respectively. The average nickel and cobalt content for the Novo-Shandashinskoye deposit are 1.38% and 0.045%.

The ore reserves of the Kempirsai deposit were evaluated during the Soviet era based on Soviet standards. Despite the fact that the Kempirsai deposit is in the production phase because saleable ores have been extracted from the Kempirsai ore bodies since the 1980s, we do not have a current ore reserve estimate for the Kempirsai deposit that complies with the standards established by the United States Securities and Exchange Commission (“SEC”). Therefore, consistent with SEC Industry Guide 7, we have included no claims as to the ore reserves that may be contained within the Kempirsai deposit. The Kempirsai deposit is currently being evaluated by Wardell Armstrong, a qualified independent engineering firm. We anticipate they will issue a preliminary report during the second quarter 2007. For additional information regarding reserves please see “Reserves” in this Items 1 & 2 “Description of Business and Properties.”

Gornostai

Exploration activities conducted during the Soviet era and by us since we acquired the rights to the deposit have identified 21 ore bodies through drilling within the South section of the deposit and two ore bodies in the North section. The area of the deposit is located within the Gornostai ultramafic belt. The area of deposit is characterized by three distinct zones of ochre, nontronite, and leached and disintegrated serpentinite:

•	Ochre zone represents the upper part of the serpentinite weathered crust.
•	Nontronite zone is more widespread than the ochre zone with thickness varying from 2 up to 10 m (sometimes reaching 30 m)
•	Zone of leached and disintegrated serpentinite is the most widespread amongst the three zones. The zone mean thickness is 15-20 m (in some cases up to 50 m).

The minerals are found mainly in laterite form. The ore bodies have embedded form, are mainly horizontal in attitude and show variable thickness. The nickel content in the ore bodies varies from 0.7% to 2.3% and cobalt from 0.05% to 0.37%. The ore bodies are typically located at depths between 0 to 20 meters from the surface, allowing from strip mining. The lengths of the

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ore bodies range from 200 meters to 4,050 meters and widths range from 200 meters to 2,000 meters. Thickness varies from 0.8 meters to 15 meters. Average ore body thickness is around 4.2 meters, with an estimated average stripping ratio of 1.8 cubic meters per ton. Of the drilling done to date, the average content of nickel is 0.85% and cobalt 0.059%.

Based on the exploration activities undertaken on the deposit, we believe the size of the ore bodies, their simple form and shallow bedding will allow the deposit to be mined by open pit method with a low stripping ratio.

Despite the exploration work completed during the Soviet time and by us since acquiring this deposit, we do not have a current ore reserve estimate for the Gornostai deposit that complies with the standards established by the SEC. Accordingly, and consistent with SEC Industry Guide 7, we provide no claims as to the ore reserves that may be contained within the Gornostai deposit. Moreover, because we are currently in the exploration stage of our contract and have not yet established commercially producible reserves, the Gornostai project should be deemed exploratory in nature. This deposit is currently being evaluated by Wardell Armstrong. We expect Wardell Armstrong will complete their evaluation and issue their preliminary report during the second quarter of 2007. For additional information regarding reserves please see “Reserves” in this Items 1 & 2 “Description of Business and Properties.”

History and current state of our deposits

Kempirsai

KKM holds a subsoil use contract for the production of nickel and cobalt deposits from a 575,756 acre territory, in northwestern Kazakhstan. This contract was issued by the MEMR and incorporates License series MG#420 and MG#426. One subsoil use contract grants KKM the right to produce nickel and cobalt ore from deposits located within the licensed territory through October 12, 2011. This contract may be extended upon agreement between KKM and the MEMR. KKM also holds a subsoil use contract that incorporates License series MG #9-D to produce Mamyt brown coal from a deposit located within 40 kilometers of its cobalt and nickel deposit. This contract expires on December 11, 2018 with the possibility of further extensions.

Exploration and production activities

Deposits in the area of the Kempirsai deposit were first discovered in the 1930s. The Kempirsai deposit was discovered in 1938 and explored during the Soviet era. During the late 1970s the Kara-Obinskoye and Novo-Shandashinskoye sections were explored by core drilling on a 12.5-25m x 25m grid. The volume of exploration works done on the deposits were as follows:

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Deposit	Number of Holes	Meters	Samples

Kara-Obinskoye	4,498	79,400	46,490
Novo-Shandashinskoye	780	7,770	6,135

The State Reserves Committee approved the Kara-Obinskoye and Novo-Shandashinskoye reserves for commercial production in the 1980s. These deposits, along with others in the region, were assigned to YuzhUralNickel during the Soviet era. YuzhUralNickel is a Russian company with a nickel processing plant in Russia located approximately 90 kilometers north of the Kempirsai deposit. Approximately 171 million tons of nickel ore have been mined from deposits in the area where the Kempirsai deposit is located, including 770,000 tons from the Kara-Obinskoye and Novo-Shandashinskoye sections of the Kempirsai deposit. During peak production in the late 1980s, almost five million tons of ore were mined annually from the Kempirsai deposit. Active mining of the Kempirsai deposit was discontinued in 1996.

The Kempirsai deposit remained the property of YuzhUralNickel after the break up of the Soviet Union until 1996, when a joint venture between YuzhUralNickel and the Kazakhstan State Property Committee was formed. Because of a lack of Russian interest in developing this deposit in Kazakhstan, the joint venture was unsuccessful. In 1999 the rights to the Kempirsai and Mamyt deposits were acquired by KKM from the joint venture. Due to a lack of funding and processing capability, combined with market conditions and the nickel content of Kempirsai ore, KKM has not engaged in active or significant mining activity since acquiring the deposits. Under its minimum work program requirements for 2006, KKM was not required to, and did not, extract any ore. During 2005 KKM extracted and sold approximately 35,000 tons of ore and realized revenue of approximately $75,000. KKM also extracted and sold 2,400 tons of brown coal and realized revenue of approximately $40,000 in 2006. During 2005 KKM extracted and sold approximately 3,600 tons of brown coal and realized revenue of approximately $45,000.

The Kempirsai deposit has been open-pit mined, with maximum mining depths of approximately 20 meters. We anticipate that the Kempirsai deposit will be open-put mined in the future.

Plant, equipment and infrastructure

KKM owns fuel tanks, locomotives, rail cars, railway cranes, bridge cranes, railway cisterns, maintenance equipment, excavators, motor graders, passenger vehicles, passenger buses, heavy dump trucks, hoppers, scales, lathes, forging hammers, presses, grinding, milling and boring machines, boilers, electrical substations, office equipment, business machines, portable communication equipment, laboratory equipment and multiple buildings. The machinery was manufactured between 1950 and the present. The buildings were built between the 1940’s and the early 1990’s. Our equipment and infrastructure in its current state has the

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capacity to mine approximately 250,000 tons of ore annually. Much of our existing equipment and buildings will need repair and refurbishing prior to being put into significant active operation. We estimate the cost of these repairs to be approximately $1,000,000. Once repaired, we expect our infrastructure and mining equipment to have a standing capacity to mine up to 500,000 tons of ore annually.

In addition to the rail and road infrastructure discussed above, 220 and 110 kilovolt high voltage power lines run nearby the Kempirsai deposit and the Buhara-Ural gas pipeline runs approximately 10 km to the east of the Kempirsai deposit, (see “Kempirsai Project Location Map” included in “Location and access to our properties” in this Item 1 & 2 “Description of Business and Properties.”) We can access water from the lakes around Badamsha. In the future, we also plan to use coal from our Mamyt deposit to supply power for an ore processing plant.

Costs

Since acquiring the rights to the Kempirsai deposit in 1999, KKM has expended approximately $14,000,000 million in development and production activities undertaken at the Kempirsai deposits, including approximately $5,500,000 from the date we acquired KMI in October 2005 through December 31, 2006. We anticipate future planned costs to be up to $600 million, depending on technology and capacity of the processing plant we plan to build at the Kempirsai deposit as discussed herein greater detail in the “Processing” section of this Item 1 & 2. “Description of Business and Property.” We plan to spend approximately $3.4 million in 2007, depending on ore sells, in the further development of the Kempirsai deposit and in the “Plan of Operations” section of Item 6. “Management’s Discussion and Analysis.”

Gornostai

In February 2004, Kaznickel acquired a concession for exploration and development of the Gornostai nickel and cobalt deposit (contract No. 1349 registered by the MEMR), covering 12,232 acres in eastern Kazakhstan.

We are at the exploration stage on the Gornostai deposit. This deposit was discovered in 1958. From 1960 to 1968 a series of geological and prospecting surveys and evaluation work was performed on both sections of the deposit by the Semipalatinsk Expedition to evaluate available nickel and cobalt ore reserves. The surveys identified and explored 21 ore bodies on the South section and two ore bodies on the North section of the deposit. These exploration works tested the deposit to depths of around 50-75 meters in the South section and up to 150 meters in the North section.

In the South section, drilling was undertaken on a 200-400 meter x 100-200 meter grid. In total 2,067 shallow depth holes with a total length of about 60,000 m and several deep holes

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with a total length of 2,857 meters were drilled. 48 pits varying in depth between 4.3 – 24.6 meters (570 meters in total) were developed around drill hole to check core sample results. In 1965 two pits were developed for metallurgical samples. Sample weights were 1.3 and 3.6 tons. Samples were tested at the VNIITzvetmet Institute in Ust-Kamenogorsk, Kazakhstan.

In the North section, drilling was undertaken primarily on a 1600 meter x 400 meter grid. Ore bodies of significant thickness, up to 40 meters, with nickel content up to 3.64% (average 1.55%) were identified. These deposits were located at depths between 40-90 meters.

The Gornostai deposit was abandoned, however, as reserves around Norilsk in Russia were considered more attractive because of larger reserves and higher nickel content. Moreover, the Norilsk reserves were already at the production stage. In addition, a Soviet army nuclear test site, similar to the Nevada Test Site, was located near the Gornostai deposit. The surrounding territory, including the deposit, was considered a secret military zone. For these reasons, further exploration of the deposit was discontinued in 1968.

The last nuclear testing in the area was conducted more than 15 years ago. Recent tests show that the radiation levels in the soil, water and air are within normal ranges.

Exploration activities

Since acquiring Kaznickel, consistent with the terms of the current three-year work program for the deposit approved by the MEMR in 2005, we have engaged in exploration activities within the Gornostai licensed territory to determine the characteristics of this deposit. During 2006 we drilled 488 holes to a total depth of 12,652 meters, and an average depth of 30 meters per hole, and have taken 6,755 geochemical and core samples to CenterGeoAnalit LLP, a nationally accredited independent laboratory located in Karaganda, Kazakhstan, to perform spectrum and quantity analysis to identify the content of nickel, cobalt and iron. During 2005 we drilled 42 holes to a total depth of 1,065 meters, and an average depth of 30 meters and have taken 595 samples to the Institute of Nonferrous Metals, located in Oskemen, Kazakhstan. Under the three-year work program, we are required to drill an additional 12,961 meters in 2007. In addition to the drilling works that have been completed, a small area of the Gornostai deposit was strip mined in 1991.

As discussed above, currently the exploration stage of our license runs through February 2008. We have the option to extend exploration stage through December 31, 2009. During the exploration stage we are required to engage in certain activities to determine the existence of commercially producible mineral reserves. We have planned the following exploration activities for 2007, which we believe will be sufficient to both satisfy our minimum work program requirements and to help us establish commercially producible reserves within the Gornostai

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deposit. Once we establish commercially producible reserves, we plan to move to commercial production at the Gornostai deposit.

Activity	Quantity	Anticipated Timetable	Estimated Cost

Core drilling South section including mobilization/ demobilization	15,000 meters 615 holes	January 2007 through June 2007	$1,315,000

Core drilling North section	700 meters 5 holes	June 2007 through July 2007	$62,000

Pits for checking drilling results		July 2007 through September 2007	$51,000

Core sampling	8,700 samples	January 2007 through July 2007	$42,000

Survey, hydrology and engineering		March 2007 through July 2007	$58,000

Core preparation	8,900 samples	January 2007 through September 2007	$52,000

Assaying and metallurgical tests	9,000 samples	February 2007 through October 2007	$135,000

Interpretation of exploration results and preparation of the report and reserve estimate for submission to the State Reserves Committee (“SRC”)		July 2007 through April 2008	$50,000

Approval of report and reserve estimate by SRC		April 2008 to September 2008	$0

We have retained three local drilling contractors, SemGeo LLP, Topaz and Tomai-Burservice to perform core drilling activities. Each of these drilling contractors holds a state license to provide services as a drilling contractor and has years of drilling experience in the local market.

Core sampling, core logging and results interpretation will be carried out by our own in-house geologists, who have 10-30 years experience in such activities. Core preparation will be conducted by the preparation laboratory of SemGeo LLP, a third party with years of experience in the local market. Assaying will be done by CenterGeoAnalit LLP.

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Core sampling, assaying and quality assurance/quality control

Core sampling will be conducted over the full length of the hole. In general, sample intervals will be 1-2 meters, which will produce 2-5 kilograms of sample from each interval. The core will not be cut because the rocks are fractured. Samples will be undertaken of the whole core.

All sample preparation will be done at the SemGeo LLP laboratory, which is located approximately 120 kilometers from the Gornostai deposit. Whole core samples are sent to SemGeo in 2-5 kilogram labeled Hessian bags which are stacked in racks and dried at approximately 90° C. Samples are then sent to a small jaw crusher that reduces the whole sample to 4-5 millimeters. The sample is then sent to a roll crusher where it is reduced to 1-2 millimeters. The equipment is cleaned with compressed air between samples. Samples are then split by cone and quartering with opposite quadrants combined before being sent to the disc grinder where the sample is reduced in size to 74 micrometers. Every fifth sample is checked by sieving to see if it complies with this grain size. As an additional check, every thirtieth sample is waste rock to act as a “blank” control.

From the sample preparation facility, approximately 60 grams of pulverized sample will be sent to the CenterGeoAnalit LLP laboratory for assay, while the pulps are kept at the sample preparation facility. Assaying includes the quantitative determination of the main ore components, including nickel, cobalt and iron.

Composite samples will be produced to determine the chemical composition of slag-forming oxides, detrimental impurities and accompanying components in the ores. Composites are made up from three to five individual samples from one intersection by taking material from duplicates of analytical samples proportional to their length. The maximum weight of a composite sample will be 250 grams.

For quality control, each of 30 samples includes approximately 10% checks comprising of one blank, one duplicate and one standard. As standards, we use the certified Reference Samples from GEOSTATS PTY LTD (Australia). We have 11 standards with nickel grade varying from 0.02% to 1.51%. In the event an assay result of the Reference Sample shows >2 or <2 standard deviations from the accredited value, the whole batch will be re-assayed.

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Submission of report and reserves estimate to the State Resources Committee

We will retain a third party to work with our in-house geologists to prepare the report and reserve estimate for submission to the State Resources Committee in connection with our application to move to the Gornostai deposit from exploration phase to commercial production phase. We have not yet selected a party to provide this service.

Infrastructure

In addition to the road and rail infrastructure discussed above, low tension power lines follow the railway are run within the Gornostai deposit. A high tension power line is located approximately 6-7 km to the south of the central part of the South deposit. We have access to water from Irtysh River. Unlike the Kempirsai deposit, there are no buildings and minimal equipment at the Gornostai deposit.

Costs

Since acquiring the rights to the Kempirsai deposit in February 2004, Kaznickel has spent approximately $3,000,000 in exploration activities at the Gornostai deposit. Of this amount, approximately $2,500,000 was spent from January 2005, when we acquired Kaznickel, to December 31, 2006. As with the Kempirsai deposit, we anticipate costs to be as high as $600,000,000, depending on capacity and technology of the type of processing plant we build at the Gornostai deposit as discussed herein greater detail in the “Processing” section of this Item 1 & 2. “Description of Business and Property.” We plan to spend approximately $1,800,000 in exploration and development activities within the Gornostai deposit during fiscal 2007. For additional details please see the “Plan of Operations” section of Item 6. “Management’s Discussion and Analysis”.

Processing

We currently have no processing facilities at either the Gornostai or Kempirsai deposits. We plan to construct processing facilities to process our ores. Historically, pyrometallurgy has been the most common processing procedure utilized to process nickel and cobalt ores. Hydrometallurgical technology has improved to the point that it is now an acceptable alternative to pyrometallurgy for processing nickel and cobalt ores. Both technologies require large plants, costly construction and expensive equipment often requiring capital infusions of hundreds of millions of dollars.

The KMI acquisition gave us the rights to a proprietary technology for processing nickel and cobalt ores. While this technology has not previously been used to process nickel and cobalt ores, it is based on the same principles used to process titanium and other rare earth metals in

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Kazakhstan and Russia. The processing technique utilizes hydrogen chloride to leach out the nickel and cobalt ores with sublimation of the nickel and cobalt chlorides occurring at 1,050-1,100 (Degrees) Celsius. This technology utilizes a closed-circle utilization chamber, which results in no emissions while achieving extraction rates comparable to pyrometallurgy and hydrometallurgy.

The following table provides additional information regarding recovery rates and cost per ton of metal recovered associated with pyrometallurgical, hydrometallurgical and hydrochlorination plants:

	Pyrometallurgy	Hydrometallurgy	Hydrochlorination(1)

Average nickel recovery rate(2)	80%	95-99%	93%
Average cobalt recovery rate(2)	75-80%	90-95%	85-88%
Cost per ton of metal recovered	$8,000	$4,000	$5,000

     (1) As this process is still in early development stage, all figures given are estimates based on the estimates calculated by the Mining Bureau, an independent third party research and development firm focused on mining and metallurgy in Kazakhstan. These estimates could vary materially if the continuous test works show the need for additional materials, equipment or processes needed to recover nickel and cobalt.

(2) Ore recovery rates are subject to a number of different factors, including processing techniques, ore characteristics, etc., which can cause rates of recovery actually realized to vary.

The following table provides a comparison of the estimated initial construction costs and time required to build pyrometallurgical, hydromettalurgical and hydrochlorination ore processing plants capable of processing 500,000 and 1,000,000 tons of head ore annually.

	Pyrometallurgy	Hydrometallurgy	Hydrochlorination(1)
500,000 tons annually
Initial construction cost	$100-150 million	$500-600 million	$100 million
Estimated construction time	24 months	24 months	24 months

1,000,000 tons annually
Initial construction cost	$250-$350 million	Over $650 million	$100 million
Estimate construction time	24-36 months	36+ months	24 months

(1) As this process is still in early development stage, all figures given are estimates based on the estimates calculated by the Mining Bureau, an independent third party research and development firm focused on mining and metallurgy in Kazakhstan. These estimates could vary materially if the continuous test works show the need for additional materials, equipment or processes needed to recover nickel and cobalt.

We have constructed a pilot plant at our Kempirsai deposit to test our hydrochlorination process. Initially we had planned to complete the pilot plant and begin testing during the second

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quarter 2006. The pilot plant was completed in October 2006 and we began testing the mineral concentrating capability of our hydrochlorination processing technology at the pilot plant level in October 2006. The initial tests of the pilot plant used head ore from our Kempirsai deposit. The average nickel content of our Kempirsai head ore is approximately 1.1 percent per ton. PIT Geoanalitika, an independent Kazakh company, conducted chemical analysis of several different samples of the pilot plant concentrates and found that nickel content following the hydrochlorination process increased to 10 to 15 percent. We feel these initial results justify further research and development to optimize the process at the scale of a pilot plant with a view to employing the technology in commercial production in the future.

Our pilot processing plant has a processing capacity of 12.5 tons of ore per day. We processed an aggregate of 10 tons of ore through the pilot plant from October 2006 to January 2007. For reasons discussed in more detail below, we have processed no additional ore since January 2007.

Initially we estimated that we would need approximately six months to test our hydrochlorination process at the pilot plant level to determine its commercial viability. Testing, however, has progressed more slowly than initially expected due to a number of factors. First, the use of chlorides in the process and difficulties in getting isolation in the rotating kiln significantly enhances the potential risk to personnel and the environment, so we have had to proceed carefully. Second, because this process has not previously been used to commercially process nickel and cobalt, we have had to develop processes and procedures without the benefit of relying on others experience. Third, because of the use of chlorides and associated acids, the necessary equipment for the pilot plant has been difficult to design, locate and procure. Fourth, during the testing stage, following each test run we halt the pilot plant, disassemble the rotating kiln and test and replace the inner lining of the kiln to ensure the integrity of the equipment used in the process. Fifth, due to unusually harsh weather conditions at our Kempirsai deposit this winter, including up to 13 feet of snow and temperature as low as 31 to 40 degrees below zero Fahrenheit, we were forced to discontinue operations at the pilot plant in January 2007 and have not operated the pilot plant for testing of hydrochlorination since that time. The idle time at the pilot plant has been used to improve the inner lining of the rotating kiln to withstand the temperatures of more than 1,200 degrees Celsius, check and replace the pipes transporting the acids throughout the pilot plant facility, recheck, order and replace the heating and cooling system, and various other parts and blocks of the pilot plant and to investigate the possible acquisition of agglomeration and magnetic separation equipment.

Weather permitting, we plan to recommence testing at the pilot plant in April 2007. We have planned a series of tests designed to establish the economic feasibility of the processing technology and to formulate the required procedures, protocols and operational guidelines for commercial utilization of the hydrochlorination process. We expect this testing will be

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completed in the fourth quarter 2007 and have budgeted $200,000 for the cost of this testing and development.

Once we have completed these tests and analyzed the results, we will make a final determination as to the feasibility of our hydrochlorination technology for the commercial production of our deposits.

In light of the delays experienced to this point and the planned testing through the end of the 2007 fiscal year, coupled with the time requirements to build a commercial hydrochlorination processing plant, should the technology prove technically and economically feasible, we have been researching other options that might allow us to get to commercial production at Kempirsai more quickly. To this end, we have approached several leading design and metallurgy institutes to supply feasibility studies for a commercial processing plant utilizing pyrometallurgy as a main technology to produce ferronickel from our Kempirsai deposit.

We are considering proposals for the construction of a ferronickel pyrometallurgical commercial processing plant at the Kempirsai deposit. We anticipate the plant will be built in several phases. The first phase would include the construction of a plant with capacity to process up to 500,000 tons of head ore annually. Depending upon the success of the first phase of the plant, we would then have the option to increase the capacity to 1,000,000 tons of head ore processing capacity annually over several years. We anticipate this expansion would occur in additional phases. We have allocated $940,000 this year for pre-feasibility and feasibility studies upon which we can base a decision with regard to commencement of construction of phase one of a pyrometallurgical plant at the Kempirsai deposit. We expect to receive a detailed feasibility study within the next several months.

Irrespective of our decision regarding the feasibility of a pyrometallurgical processing plant at the Kempirsai deposit, we plan to continue testing and development of our hydrochlorination process as discussed above.

Reserves

We do not have a current estimate of the ore reserves contained within our concessions. While we have reserve estimates prepared during Soviet times, we do not know the accuracy of those reserve estimates and do not believe them to be to the standards established by the SEC. As disclosed herein, we are working with Wardell Armstrong, a qualified independent engineering firm, to provide us with a preliminary ore resource estimate of our deposits that will conform to the Australasian Joint Ore Reserves Committee (“JORC Code”). We anticipate this report will be completed during the second quarter 2007.

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October 15, 2007

We anticipate that the preliminary Wardell Armstrong report will indicate that currently we have only ore resources. Under the SEC standard and the JORC Code, mineral deposits qualify as “reserves” only to the extent some part of the deposit can be economically and legally extracted or produced at the time of the reserve determination. At the present time, we do not know whether the ore in our deposits can be economically extracted or produced. For this purpose, we intend to retain an independent third party during 2007 to conduct a preliminary feasibility study to provide information on mining, processing, metallurgical, economic and other relevant factors to determine whether each of our deposits can be economically produced. We anticipate this preliminary feasibility study on the Kempirsai deposit will be undertaken in the second half of 2007 and should be completed sometime during the first quarter 2008. We expect a preliminary feasibility study on the Gornostai deposit will be undertaken some time in 2008. At the time these preliminary feasibility studies are conducted, we will ask Wardell Armstrong to conduct a follow up evaluation of our deposits consistent with SEC standards.

Because our deposits are without known reserves, you should consider our proposed programs to be exploratory in nature.

Tax and Royalty Scheme in the Republic of Kazakhstan

Our subsidiaries operating in the mining industry in Kazakhstan are subject to the following taxes and royalties payable to the Republic of Kazakhstan:

Class of Tax or Royalty	Basis of Tax	Payable Period	Annual Rate
Corporate Income Tax	Profits	Monthly	30%
Social Tax	Payroll	Monthly	21-26%
VAT	Value added	Monthly	14-20%
Property Tax	Property	Quarterly	1%
Royalty (ore)	Output volume	Monthly/Quarterly	2.21%
Royalty (brown coal)	Output volume	Monthly/Quarterly	0.9%
Excess Profit Tax	Net income	Annually	4-60%

Competition

Recent high prices for nickel and cobalt are the result of the growing demand from such economies, such as China and India, and certain industries, such as stainless steel, experienced a near 8% increase in demand in 2006 as compared to 2005. This spike in worldwide demand is not being met by current supply as the current capacity of nickel producers is limited and new plant commissions have been postponed several times. Also contributing to the price increase is the uneasy situation in New Caledonia and Indonesia, where the local populations have held protests at mines and plants, as well a series of strikes held in Canada at the CVRD and Xtrata owned properties. All of these issues have contributed to increased prices and historically low levels of the nickel held at LME-approved warehouses, reaching as low as 3,600 tons.

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Cobalt prices have also reached as high as $66,000 per ton recently due to several factors. The main reason for the price increase is the deal between Norilsk Nickel, the world’s largest producer of nickel, and OM group. In exchange for selling OM’s plant in Finland to NorNickel, NorNickel has agreed to sell all of its produced cobalt to directly to OM, thus potentially limiting the volume of cobalt available on the market.

Total nickel production worldwide was approximately 1,550,000 tons in 2006, according to USGS. Norilsk Nickel is the largest nickel producer followed by CVRD, BHP Billiton Plc, Eramet Group and Xtrata. These five companies account for approximately 66% of the world’s primary nickel production, while more than 30 medium to small size companies produce the remaining 34%.

Until recently, there were no nickel-producing companies in Kazakhstan. In February 2004, Oriel Resources, a London-based company, acquired 90% of Muzbel LLC, which holds exploration and extraction rights for the Shevchenko nickel deposit in northern Kazakhstan. The Shevchenko Nickel Project Feasibility Study showed that proven and probable nickel laterite ore reserves were 104.4 million tons of 0.79% nickel.

In October 2006, Oriel Resources was acquired by IPH Polychrom Holding BV and Croweley International Limited. Based on the latest announcement, Oriel plans to develop its chrome deposit in Kazakhstan and review its plans for the Schevchenko nickel deposit in Kazakhstan.

Companies compete with each other generally across the globe and are best categorized by their size, reserve base, ore richness and production method, due to different extracting technologies applied, and the final product. Competition in this industry focuses largely on price and nickel content, whether it is sold in unwrought or chemical form. High nickel content material is sold at higher prices and is most sought after among customers.

We do not anticipate direct competition from Oriel Resources should they pursue the plan to build a nickel processing plant. Nickel and cobalt are part of a global market and a worldwide demand, in which the supply is limited and the number of industries that use nickel and cobalt is increasing, thus ensuring a constant demand for additional production of nickel and cobalt.

We believe that the proximity of our Gornostai deposit to China and other Asian countries will provide us a competitive advantage. We have already been approached by Chinese metal companies interested in purchasing finished product once we reach production stage. As of this date we have not entered into definitive negotiations with any party.

Mr. Mark Wojciechowski

October 15, 2007

Risk Factors

Business Risks

Need for Additional Capital. Since focusing our efforts on the production of nickel and cobalt our capital resources have consisted almost exclusively of funds we have borrowed from related and non-related parties and from a private sale of our equity securities. In July 2006 we raised $28,000,000 through a private placement of our equity securities. As of December 31, 2006, we had cash on hand of $8,583,680. We believe this should be sufficient capital to fund our operations until the end of 2007. We currently have very limited capacity to generate revenue. Should we determine to pursue construction of an ore processing plant to produce ferronickel, we expect the cost to build a facility capable of processing 500,000 tons of head ore per year will be about $50,000,000 and the cost to construct an ore processing facility capable of processing 1,000,000 tons of head ore per year will range from $100,000,000 to $150,000,000. We will have very little ability to generate revenue until we build and begin operating this plant. We expect that it will be 2009 or later, if ever, before we have the ability to generate revenue sufficient to meet our operating needs. Therefore, we anticipate the need for substantial additional capital resources by the end of the 2007 fiscal year. And we expect to be totally dependent upon investment funds to support our operations until such time as we begin to generate sufficient revenue to fund operations. We expect these funds will consist primarily of funds raised in equity and/or debt financing activities. We currently have no firm commitment from any party to provide us additional equity or debt financing and there is no guarantee that we will obtain additional financing on acceptable terms, or at all. If we are unsuccessful in obtaining additional funding by the end of 2007, we will likely have insufficient funds to continue operations or to meet our minimum annual work program requirements. If we cannot fulfill our minimum work program requirement, we could be subjected to fines and penalties and even to the possible forfeiture of our subsoil use contracts and licenses.

Nickel and Cobalt Prices can be Volatile. Commodity prices for nickel and cobalt fluctuate according to the influence of diverse market conditions that can affect the supply or demand for a commodity such as political and economic conditions and uncertainties; advances in exploration and development technology; introduction of competing products; and governmental restrictions on exploration, production and export of natural resources.

Competition. The nickel mining and processing is competitive. Our principal competitors are large established companies with substantial financial resources and market share. We will have to compete for customers with these companies.

Mr. Mark Wojciechowski

October 15, 2007

New Technology. We are developing the proprietary technology we plan to use to process our ore. Although this technology has been used successfully to recover other metals, it has not been used in the commercial recovery of nickel and cobalt. We have completed construction of the pilot processing facility and continuing test operations to further establish the feasibility of the technology. There is no assurance that our pilot facility will operate as we expect. After testing of the pilot facility we will begin construction of a facility to process commercial quantities of ore. There is no assurance the technology operated in a test facility will scale to a commercial facility successfully or operate at expected extraction efficiencies and operating costs to support profitable commercial operation. In the event our technology does not work as expected, we will be required to construct a facility using other technology, which would increase our need for investment capital and would also increase our operating costs and breakeven point.

Failure to Satisfy the Terms of Our Subsoil Use Contracts. Under our subsoil use contracts, we are required to satisfy our annual minimum work program requirements. There is no guarantee that we will be able to continue to meet these commitments in the future. If we fail to satisfy these commitments we may be subject to penalties and fines and, potentially, to the loss of one or more of our subsoil use contracts. The cancellation of our contracts would have a material adverse effect on our business, results of operations and financial condition. Although we would seek waivers of any breaches or seek to renegotiate the terms of our commitments in the event we do not believe we can meet such commitments, we cannot assure you that we would be successful in doing so.

Foreign Operations. In recent years, the Republic of Kazakhstan has undergone substantial political and economic change. As an emerging market, Kazakhstan does not possess the well-developed business infrastructure that generally exists in more mature free market economies. As a result, operations carried out in Kazakhstan can involve significant risks that are not typically associated with developed markets. Instability in the market reform process could subject us to unpredictable changes in the basic business infrastructure in which we currently operate. Therefore, we face risks inherent in conducting business internationally, such as:

•	Foreign currency exchange fluctuations or imposition of currency exchange controls;
•	Legal and governmental regulatory requirements;
•	Legal and governmental regulatory requirements;
•	Disruption of tenders resulting from disputes with governmental authorities;
•	Potential seizure or nationalization of assets;
•	Import-export quotas or other trade barriers;
•	Difficulties in collecting accounts receivable and longer collection periods;
•	Political and economic instability;
•	Difficulties and costs of staffing and managing international operations; and
•	Language and cultural differences.

Mr. Wojciechowski

October 15, 2007

Any of these factors could materially adversely affect our operations and consequently our business, operating results and financial condition. At this time, we are unable to estimate what, if any, changes may occur or the resulting effect of any such changes on our financial condition or future results of operations.

We also face a significant potential risk of unfavorable tax treatment and currency law violations. Legislation and regulations regarding taxation, foreign currency transactions and licensing of foreign currency loans in the Republic of Kazakhstan continue to evolve as the central government manages the transformation from a command to a market-oriented economy. The legislation and regulations are not always clearly written and their interpretation is subject to the opinions of local tax inspectors. Instances of inconsistent opinions between local, regional and national tax authorities are not unusual.

The current regime of penalties and interest related to reported and discovered violations of Kazakhstan’s laws, decrees and related regulations can be severe. Penalties include confiscation of the amounts at issue for currency law violations, as well as fines of generally 100% of the taxes unpaid. Interest is assessable at rates of generally 0.3% per day. As a result, penalties and interest can result in amounts that are multiples of any unreported taxes.

Our operations and financial condition may be adversely affected by Kazakh political developments, including the application of existing and future legislation and tax regulations.

Environmental Regulations. Our mining operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of permits before extraction activities commence, restrict the types, quantities and concentration of substances that can be released into the environment in connection with extraction and production activities and impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, incurrence of investigatory or remedial obligations or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our results of operations, competitive position or financial condition as well as the industry in general. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

Liquidity of Common Shares. Our common stock has limited trading volume on the Over-the-Counter Bulletin Board and is not listed on a national exchange. Moreover, a significant percentage of the outstanding common stock is “restricted” and therefore subject to the resale restrictions set forth in Rule 144 of the rules and regulations promulgated by the

Mr. Wojciechowski

October 15, 2007

U.S. Securities and Exchange Commission under the Securities Act of 1933. These factors could adversely affect the liquidity, trading volume, price and transferability of our common shares.

Other Properties

Bekem leases approximately 400 square feet of office space located at 324 South 400 West, Suite 225, Salt Lake City, Utah 84101 for its administrative and registered office in the United States. We pay annual rents of approximately $7,800 for this space pursuant to a lease agreement that expires December 31, 2007 with an option to extend the lease for an additional year.

We also maintain a representative office in Almaty, Kazakhstan, where we lease 1,575 square feet of office space. The lease agreement expires on December 31, 2007. The monthly lease payment is $5,250. Under the terms of our lease agreement, the owner of the space could terminate our lease at any time and require us to vacate the premises.

Kaznickel LLP rents approximately 1,840 square feet office in Semey, Kazakhstan, for approximately $4,000 per month. Semey is the closest city to the Gornostai deposit. This lease agreement expires in May 2007. Kaznickel also rents approximately 4,450 square feet of warehouse space in Semey for $4,000 per month. Kaznickel uses this space to store test ore. Also, Kaznickel LLP rents a 350 square feet office in Astana, Kazakhstan, for approximately $1,600 per month. This space is leased on a year-to-year basis. If at any time the owner of this space decides they need or want the space for other purposes, Kaznickel has no right to continue to occupy the space and could be forced to move.

KKM rents approximately 1,260 square feet of office space in Aktobe, Kazakhstan. KKM pays approximately US $4,000 per month for this space under a one-year lease agreement. This space is leased on a year-to-year basis. If at any time the owner of this space decides they need or want the space for other purposes, Kaznickel has no right to continue to occupy the space and could be forced to move.

We believe each of the various office spaces rented by us and our subsidiaries are suitable and adequate for our needs.

Employees

We currently have approximately 416 full-time employees. We hire our employees under local labor contracts complying with the governing laws of the Republic of Kazakhstan. We believe we have satisfactory relations with our employees. We anticipate the need to hire additional personnel as operations expand. To date, neither our operations nor the operations of any of our subsidiaries have been interrupted by strikes or work stoppages. We have managed to maintain turnover of our work force at a low level. With the ongoing labor market monitoring, we believe that future new labor requirements can be satisfied and there is no significant risk of labor shortage.

Mr. Wojciechowski

October 15, 2007

Research and Development

During 2006, we spent approximately $2,400,000 in research and development developing the hydrochlorination technology. Approximately $2,000,000 was capitalized as the pilot plant and approximately $400,000 was recognized as an expense in 2006. None of these costs have been borne directly by any of our customers.

Reports to Security Holders

We file annual and quarterly reports with the SEC. The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We are an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov .

22.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

The Company has added a statement that its properties are without know reserves and its proposed program should be considered exploratory in nature. See “Reserves” of Items 1 & 2 “Description of Business and Properties” included in response to comment 21 above.

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Wojciechowski

October 15, 2007

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law